NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Peter Strand T: 202.689.2983 Peter.strand@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

April 29, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Bradley Ecker
Evan Ewing

RE:	New Horizon Aircraft Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 8, 2024
File No. 333-277063

Ladies and Gentlemen:

On behalf of New Horizon Aircraft Ltd. (the “Company”), we are hereby responding to the letter dated April 16, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on April 8, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-1

MD&A, page 49

1.	Please revise the MD&A section to cover the periods covered by the financial statements

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the MD&A section in the Amended Registration Statement to cover the periods covered by the financial statements.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Peter Strand at (202) 689-2983.

Very truly yours,

/s/ E. Peter Strand
E. Peter Strand

cc: Brandon Robinson, Chief Executive Officer, New Horizon Aircraft Ltd.